SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 1, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 1, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
ax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

GREAT BASIN EXERCISES FIRST TRANCHE OF BURNSTONE OPTION

May 1, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture-GBG; OTC.BB-GBGLF) is pleased to announce that Great Basin will proceed to exercise the first of two option tranches under its Burnstone Property acquisition. The Burnstone property is located in the world's most productive goldfield, Witwatersrand Basin, some 80 kilometres southeast of Johannesburg, South Africa.

Under a November 2002 Option Agreement ("the Agreement ") amongst Great Basin and a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its six shareholders, Great Basin can purchase, in two interdependent stages, 100% of Southgold which itself has the right to acquire a 100% interest in the 400 square kilometre Burnstone gold property. Great Basin can complete its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold's shareholders aggregating US$3.25 million, (of which US$1.25 million was paid on signing), 21 million shares and 10.5 million share purchase warrants exercisable at US$0.75 for one year from each tranche exercise date.

In January 2003, Great Basin initiated a major multi-rig drilling program to confirm initial resource estimates for Area 1 at Burnstone. The 20,000-metre program was designed to increase the density of the drilling and assay information in preparation to undertake additional engineering and feasibility studies. Drilling began in the southeastern part of Area 1, where drill hole spacing was decreased from approximately 900 metres to 350 metres. The results of an estimate of the measured resource in this Southeast Zone as reported in Great Basin's news release dated April 9, 2003, compare favourably with an earlier estimate of the indicated resource for the same zone. The program demonstrated comparable grades, continuity of mineralization and an increased understanding of structural controls within the Kimberley Reef. In addition, the results confirmed that the deposit occurs between 250 to 400 metres from surface, a relatively shallow depth when compared to the 1000 metre depths that are common at currently operating Witwatersrand gold mines.

Based on the positive results indicated from the drilling program so far, the Board of Directors has now approved the exercise of tranche one under the Agreement. Tranche one comprises US$2 million cash, 10 million common shares and 5 million share purchase warrants.

Final assays for the Area 1 drill program are currently being received and when complete, an overall geological model and estimate of the resource in Area 1 will be compiled. The Company plans to immediately undertake the next program which will include geological compilation, seismic geophysical surveys to assess the structural characteristics of the deposit-areas, and detailed engineering studies leading to a feasibility study. Additional drilling is also planned for Area 2, where an inferred mineral resource is currently outlined, as well as targeting other prospects on the large 400 square kilometre property.

For further details on the Burnstone Gold Property and Great Basin's other advanced stage project, the Ivanhoe Gold Property, please visit the Great Basin Gold Ltd. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.